

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2018

<u>Via Email</u>

Eduardo Gallardo
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166

> **Re: SJW Group**
> **Schedule TO-T/A filed August 17, 2018**
> **Filed by California Water Service Group**
> **File No. 5-36500**

Dear Mr. Gallardo:

The Office of Mergers and Acquisitions has reviewed the amended filing listed above. We have the following comment:

1. Your amended offer materials state that you have terminated your tender offer for SJW Group as of today. In a response letter, identify the offer condition in your original Offer to Purchase (or as amended) filed as Exhibit (a)(1)(i) to the Schedule TO-T filed on June 7, 2018 that permits you to terminate the tender offer. In addition, outline the facts that you believe "trigger" the identified offer condition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about the above comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions